UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   BROOKMIRE, DAVID A.
   2300 WINDY RIDGE PARKWAY, SUITE 100 NORTH
   MARIETTA, GA  30339-8426
   USA
2. Issuer Name and Ticker or Trading Symbol
   THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
   PRGX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
    SENIOR VICE PRESIDENT--HUMAN RESOURCES
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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COMMON STOCK, NO PAR VALUE |3/13/9|M   | |6,000             |D  |5.30       |101 (1)            |D     |                           |
PER SHARE                  |8     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK, NO PAR VALUE |3/13/9|M   | |5,000             |D  |11.00      |100                |I     |BY FATHER-                 |
PER SHARE                  |8     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK, NO PAR VALUE |3/13/9|M   | |11,000            |A  |20.3125    |                   |      |IN-LAW                     |
PER SHARE                  |8     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
OPTION                |5.30    |3/13/|M   | |6,000      |D  |(2)  |5/18/|COMMON STOCK|6,000  |N/A    |9,000       |D  |            |
                      |        |98   |    | |           |   |     |05   |            |       |       |            |   |            |
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OPTION                |11.00   |3/13/|M   | |5,000      |D  |(3)  |3/26/|COMMON STOCK|5,000  |N/A    |20,000      |D  |            |
                      |        |98   |    | |           |   |     |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)  Represents shares acquired through The Profit Recovery Group
International, Inc. Employee Stock Purchase Plan.
(2) Option vests in five equal annual installments of 3,000 shares each beginning 5/18/96.
(3) Option vests in five equal annual installments of 5,000 shares each beginning 3/26/97.
SIGNATURE OF REPORTING PERSON
DAVID A. BROOKMIRE
DATE
April  10, 1998